EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Seacoast Banking Corporation of Florida:

We consent to the use of our reports dated March 9, 2005, with respect to the consolidated balance sheet of Seacoast Banking Corporation of Florida (the Company) as of December 31, 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 9, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the company did not have controls designed to ensure that the documentation required by generally accepted accounting principles at the inception of a derivative transaction is properly maintained for the term of the respective derivative financial instrument. As a result of this deficiency and the resulting errors in accounting for derivative financial instruments, previously reported 2004 interim financial information was restated. These restatements were required to properly reflect changes in the estimated fair value.

/s/ KPMG LLP

March 18, 2005
Miami, Florida